UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                             USinternetworking, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    917311805
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)



--------------------------------------------------------------------------------
 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

-------------------------- -------------------------- --------------------------
CUSIP No. 917311805                 Schedule 13G              Page 2 of 8 Pages
-------------------------- -------------------------- --------------------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON:
         Grotech Partners IV, L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         52-1846258

-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [ ]
                                                                  (b)   [X]
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY


-------- -----------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------- ----- ----------------------------------------------------
                       5    SOLE VOTING POWER
                            4,473,213

                      ----- ----------------------------------------------------
       NUMBER          6    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY
      OWNED BY
                      ----- ----------------------------------------------------
        EACH           7    SOLE DISPOSITIVE POWER
     REPORTING              4,473,213
    PERSON WITH
                      ----- ----------------------------------------------------
                       8    SHARED DISPOSITIVE POWER



-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,473,213

-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |X|


-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.3%

-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
         PN


-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

-------------------------- -------------------------- -------------------------
CUSIP No. 917311805                 Schedule 13G              Page 3 of 8 Pages
-------------------------- -------------------------- --------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:
         Grotech Partners V, L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         52-2100081

-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)   |X|
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY



-------- -----------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------- ----- ----------------------------------------------------
                       5    SOLE VOTING POWER
                            8,044,640


                      ----- ----------------------------------------------------
       NUMBER          6    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY
      OWNED BY
                      ----- ----------------------------------------------------
        EACH           7    SOLE DISPOSITIVE POWER
     REPORTING              8,044,640
    PERSON WITH

                      ----- ----------------------------------------------------
                       8    SHARED DISPOSITIVE POWER



-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,044,640

-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |X|


-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.0%

-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

------------------------- -------------------------- --------------------------
CUSIP No. 917311805                 Schedule 13G              Page 4 of 8 Pages
-------------------------- -------------------------- --------------------------


Item 1.

         (a)      Name of Issuer

                  USinternetworking, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  One USi Plaza
                  Annapolis, Maryland  21401
Item 2.

         (a)      Name of Person Filing

     (i) Grotech Partners IV, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group IV, LLC, a Maryland limited liability company. The voting members of Grotech Capital Group IV, LLC are Frank
A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins, Dennis J. Shaughnessy and Jeffrey R. Schechter. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deerco Road, Timonium, Maryland 21093.


     (ii) Grotech Partners V, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group V, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group V, LLC are Frank
A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deerco Road, Timonium, Maryland 21093. (b) Address of Principal Business Office or, if none, Residence

                  c/o Grotech Capital Group
                  9690 Deerco Road
                  Timonium, Maryland  21093

         (c)      Citizenship


     (i) Grotech Partners IV, L.P. is a Delaware limited partnership. Grotech Capital Group IV, LLC is a Maryland limited liability company. The members of Grotech Capital Group IV, LLC are all citizens of the United States.


     (ii) Grotech Partners V, L.P. is a Delaware limited partnership. Grotech Capital Group V, LLC is a Delaware limited liability company. The members of Grotech Capital Group V, LLC are all citizens of the United States.

         (d)      Title of Class of Securities
                  Common Stock

-------------------------- -------------------------- --------------------------
CUSIP No. 917311805                 Schedule 13G              Page 5 of 8 Pages
-------------------------- -------------------------- --------------------------


         (e)      CUSIP Number
                  917311805

Item 3.* If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable

Item 4.  Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       Grotech Partners IV, L.P.
       (a)    Amount of beneficially owned:
                                 4,473,213 shares (1)
       (b)    Percent of class:
                                 7.3%
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.
                                 4,473,213 shares
              (ii)  Shared power to vote or to direct the vote.
                                 0
              (iii) Sole  power to  dispose or to direct the disposition of.
                                 4,473,213 shares
              (iv)   Shared power to dispose or to direct the disposition of.
                                 0

       Grotech Partners V, L.P.
       (a)    Amount of beneficially owned:
                                 8,044,640 shares (1)
       (b)    Percent of class:
                                 13.0%
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.
                                 8,044,640 shares
              (ii)  Shared power to vote or to direct the vote.
                                 0
              (iii) Sole  power to  dispose or to direct the disposition of.
                                 8,044,640  shares
              (v)    Shared power to dispose or to direct the disposition of.
                                 0

--------

     (1) The figure for the amounts beneficially owned by Grotech Partners IV, L.P. and Grotech Partners V, L.P. do not include 11,250 shares of Common Stock issuable upon the exercise of options held by Frank A. Adams, a member of Grotech Capital Group IV, LLC and Grotech Capital Group V, LLC. Grotech Partners IV, L.P. and Grotech Partners V, L.P. disclaim beneficial ownership of such shares. On January 3, 2000, Grotech Partners IV. L.P. and Grotech Partners V, L.P. each exercised warrants to purchase shares of Common Stock pursuant to a net exercise feature of the warrants. As a result, Grotech Partners IV, L.P. and Grotech Partners V, L.P. received 310,879 and 310,879 shares of Common Stock, respectively, 10,549 and 10,549 shares of Common Stock, respectively, having been tendered to exercise such warrants. On January 6, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. distributed 223,133 and 401,704 shares of Common Stock, respectively, to their partners pro rata. Each of Grotech Partners IV, L.P. and Grotech Partners V, L.P. disclaims the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the other.

-------------------------- -------------------------- --------------------------
CUSIP No. 917311805                 Schedule 13G              Page 6 of 8 Pages
-------------------------- -------------------------- --------------------------

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

     By signing below, the parties certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------------------ -------------------------- ----------------------------
CUSIP No. 917311805                 Schedule 13G              Page 7 of 8 Pages
------------------------ -------------------------- ----------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of Grotech Partners IV, L.P. and Grotech Partners V, L.P. certify that the information set forth in this Statement is true, complete and correct.

     The parties agree that this statement is filed on behalf of each of them.


Dated:   February 15, 2000


                              GROTECH PARTNERS IV, L.P.
                              By:      Grotech Capital Group IV, LLC,
                                       its General Partner


                              By:      /s/ Jeffrey R. Schechter
                                       ---------------------------------
                              Name:    Jeffrey R. Schechter
                              Title:   Treasurer



                              GROTECH PARTNERS V, L.P.
                              By:      Grotech Capital Group V, LLC,
                                       its General Partner


                              By:      /s/ Jeffrey R. Schechter
                                       ---------------------------------
                              Name:    Jeffrey R. Schechter
                              Title:   Treasurer

-------------------------- -------------------------- --------------------------
CUSIP No. 917311805                 Schedule 13G              Page 8 of 8 Pages
-------------------------- -------------------------- --------------------------

                                    EXHIBIT A
                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


     THE UNDERSIGNED PERSONS agree to file with the Securities and Exchange Commission a joint Schedule-13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of USinternetworking, Inc.


                              GROTECH PARTNERS IV, L.P.
                              By:      Grotech Capital Group IV, LLC,
                                       its General Partner


                              By:      /s/ Jeffrey R. Schechter
                                       ---------------------------------
                              Name:    Jeffrey R. Schechter
                              Title:   Treasurer



                              GROTECH PARTNERS V, L.P.
                              By:      Grotech Capital Group V, LLC,
                                       its General Partner


                              By:      /s/ Jeffrey R. Schechter
                                       ---------------------------------
                              Name:    Jeffrey R. Schechter
                              Title:   Treasurer